

Mailstop 3233

September 23, 2016

Via E-mail
Robert Berman
Director and Chief Executive Officer
KeyStone Solutions, Inc.
14420 Albermarle Point Place, Suite 200
Chantilly, VA 20151

> **Re: KeyStone Solutions, Inc.**
> **Amendment No. 2 to**
> **Offering Statement on Form 1-A**
> **Filed September 2, 2016**
> **File No. 024-10551**

Dear Mr. Berman:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 9, 2016 letter.

<u>Cover Page</u>

1.   Please revise the table on the offering circular cover page and the use of proceeds table to disclose and quantify the Folio Fee.

Pro forma financial data

Unaudited Pro Forma Condensed Balance Sheets, page 27

2. Please revise your Pro Forma Balance Sheet to remove adjustment (b) in your next amendment. Please note that the continuing impact criterion only pertains to the pro forma income statement. Please refer to Rule 11-02(b)(6) of Regulation S-X.

Plan of Distribution, page 72

3. We note that the offering circular does not disclose a specified date for the Initial Closing. Rather, the disclosure on page 72 states "[th]e first closing (the "Initial Closing") will occur as soon as practical after we raise the Minimum Offering Amount of $3,000,000, but in no event will it occur more than six (6) months after the Qualification Date (the "Minimum Offering Period")." Rule 10b-9 requires a representation in an min-max offering that "all or a specified part of the consideration paid for such security will be promptly refunded to the purchaser unless (i) a specified number of units of the security are sold at a specified price within a specified time, and (ii) the total amount due to the seller is received by him by a specified date." Please modify the representations to conform with the requirements of Rule 10b-9 to include a specified date.

4. We note your revised disclosure on page 73 that an investor will not have a right to a return of invested funds after a closing is completed and the invested funds have been transferred to the Company. Please revise to clarify whether a prospective investor has the right to the return of invested funds deposited in the prospective investor's Folio Account prior to raising the Minimum Offering Amount for the Initial Closing.

5. We note your description of the no-action letter provided to Folio in July 2015 on page 76. Please revise to confirm, consistent with the July 15, 2015 no-action letter, that the funds will remain in the customer's account after they are deposited and until the conditions of the offering are satisfied and the offering closes, the prospective investor's offer is cancelled, or the issuer's offering is withdrawn or expired. Please also revise to confirm, consistent with the July 15, 2015 no-action letter, that the funds that will be used by an investor to purchase the securities through the Folio platform will be promptly swept into or maintained in FDIC-insured bank accounts.

      You may contact Peter McPhun at (202) 551-3581, or Eric McPhee at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann at (202) 551-3207 or me at (202) 551-3466 with any other questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Special Counsel
Office of Real Estate and
Commodities

cc: Morris F. DeFeo, Jr., Esq. *(via e-mail)*